Filed Pursuant to General Instruction II.L. of Form F-10

File No. 333-286520

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “prospectus supplement”), together with the accompanying short form base shelf prospectus dated May 15, 2025 (the “base shelf prospectus” and, as supplemented by this prospectus supplement, the “prospectus”) to which it relates, as amended or supplemented, and each document incorporated by reference into this prospectus supplement and the base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this amended and restated prospectus supplement and the accompanying short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Digi Power X Inc. at 110 Yonge Street, Suite 1601, Toronto, ON, M5C 1T4 and (647) 259-1790, and are also available electronically at www.sedarplus.ca.

AMENDED AND RESTATED PROSPECTUS SUPPLEMENT

Amending and restating the prospectus supplement dated May 30, 2025 to the short form base shelf prospectus dated May 15, 2025; This amended and restated prospectus supplement supersedes the May 30, 2025 prospectus supplement in its entirety

New Issue	November 18, 2025

DIGI POWER X INC.

Up to US$200,000,000

Subordinate Voting Shares

This prospectus supplement amends and restates the prospectus supplement of Digi Power X Inc. (the “Company”, “DGX”, “we” or “our”) dated May 30, 2025 (the “May Supplement”), and accordingly, the information in this prospectus supplement supersedes in its entirety the information contained in the prospectus supplement of the Company dated May 30, 2025. This prospectus supplement qualifies the distribution (the “Offering”) of up to US$200,000,000 of subordinate voting shares in the capital of the Company (“SV Shares” and each SV Share being qualified hereunder, an “Offered Share”) pursuant to an at the market offering sales agreement dated May 30, 2025 (the “Sales Agreement”) between the Company and A.G.P./Alliance Global Partners, acting as sales agent (the “Agent”). The May Supplement qualified the distribution of up to US$100,000,000 of SV Shares pursuant to the Sales Agreement. The Company previously distributed 20,078,450 SV Shares, pursuant to the Sales Agreement and the May Supplement, for gross proceeds of approximately US$76,486,562. Accordingly, under this prospectus supplement, together with the base shelf prospectus, and in accordance with the Sales Agreement, the Company may distribute up to US$123,513,438 of SV Shares. In accordance with the terms of the Sales Agreement, the Company may distribute Offered Shares from time to time through the Agent, as the agent for distribution of the Offered Shares. The Offering is being made only in the United States under a registration statement filed under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), on Form F-10, as amended (File No. 333-286520), filed with the United States Securities and Exchange Commission (the “SEC”) on May 15, 2025 and declared effective by the SEC on May 20, 2025. No Offered Shares will be sold under this prospectus supplement pursuant to the Sales Agreement in Canada or on the TSX Venture Exchange (the “TSXV”) or any other trading markets in Canada. See “PLAN OF DISTRIBUTION”.

The SV Shares are listed for trading on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “DGXX” and on the TSXV under the trading symbol “DGX”. On November 17, 2025, being the last trading day prior to the date hereof, the closing price of the SV Shares on the TSXV and Nasdaq was C$5.21 and US$3.70, respectively. The TSXV has conditionally approved the listing of the Offered Shares offered by this prospectus supplement, subject to the Company fulfilling all of the listing requirements of the TSXV.

No underwriter, dealer or agent of the at-the-market distribution, nor any affiliate of such an underwriter, dealer or agent nor any person or company acting jointly or in concert with an underwriter, dealer or agent, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the SV Shares, including selling an aggregate number or principal amount of SV Shares that would result in the underwriter creating an over-allocation position in the securities.

Prospective investors should be aware that the acquisition or disposition of the Company’s SV Shares described herein may have tax consequences in both Canada and/or the United States. Such tax consequences for investors who are resident in, or citizens of, the United States may not be described fully in this prospectus supplement. You should read the tax discussion in this prospectus supplement under the headings “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS” and “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS” and consult your own tax advisor with respect to your own particular circumstances.

Investment in the SV Shares is highly speculative and involves significant risks that you should consider before purchasing such SV Shares. You should carefully review the risks outlined in this prospectus supplement and the accompanying base shelf prospectus and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See the “RISK FACTORS” section of the base shelf prospectus and in this prospectus supplement and the risk factors in the Company’s documents which are incorporated by reference herein.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. The Company’s subsidiaries, namely Digihost International, Inc., US Data Centers, Inc. and World Generation X, LLC, are incorporated under the laws of Delaware, and some of the Company’s directors and officers, namely Michel Amar, Alec Amar, Adam Rossman, Gerard Rotonda, Dennis Elsenbeck, Ajay Gupta and Paul Ciullo, reside outside of Canada and have appointed the Company at its registered office set forth below as their agent for service of process in Canada.

Name of Person	Name and Address of Agent
Michel Amar	Digi Power X Inc. 595 Howe St., 10th Floor Vancouver, BC V6C 2T5
Alec Amar
Adam Rossman
Gerard Rotonda
Dennis Elsenbeck
Ajay Gupta
Paul Ciullo

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the underwriters or experts that may be named in the registration statement on Form F-10 that includes this prospectus supplement and the accompanying base shelf prospectus (collectively, the “Registration Statement”) may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Any offering made pursuant to this prospectus supplement and the accompanying base shelf prospectus is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in the United States and Canada, to prepare this prospectus supplement and the accompany base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The financial statements of the Company incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may be subject to foreign auditing and auditor independence standards, and may not be comparable to financial statements of United States companies.

Upon delivery of a placement notice by the Company, if any, the Agent may sell the Offered Shares in the United States only. Such sales of Offered Shares, if any, under this prospectus supplement and the accompanying base shelf prospectus will only be made in transactions that are deemed to be “at-the-market distributions” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on Nasdaq or any other recognized marketplace upon which the SV Shares are listed or quoted or where the SV Shares are traded in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions that are deemed to be “at-the-market” distributions on Nasdaq or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Agent. If authorized by us in writing, the Agent may also sell Offered Shares in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or in any other method permitted by law. If we and the Agent agree on any method of distribution other than sales of SV Shares on or through the Nasdaq or another existing trading market in the United States at market prices, we will file a further prospectus supplement providing all information about such offering as required by Rule 424(b) under the U.S. Securities Act. No Offered Shares will be offered or sold in Canada or on the TSXV or any other trading market in Canada. The Agent is not required to sell any specific number or dollar amount of SV Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under, and in accordance with the terms and conditions of the Sales Agreement. There is no arrangement for funds to be received in any escrow, trust or similar arrangement. In this Offering, prices may vary between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. As a result, the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See “PLAN OF DISTRIBUTION”.

The Company will pay the Agent a broker fee of up to 3.0% of the gross sales price per Offered Share sold through the Agent as the Company’s agent under the Sales Agreement (the “Broker Fee”). In addition, the Company has agreed to reimburse the Agent for certain expenses in connection with the Sales Agreement as described in the “PLAN OF DISTRIBUTION.” In connection with sales of the Offered Shares, the Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation of the Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act or the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).

Investing in the Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see “RISK FACTORS” in this prospectus supplement and the accompanying base shelf prospectus and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in Offered Shares.

The Company’s registered office is located at 595 Howe St., 10th Floor, Vancouver, BC V6C 2T5 and the Company’s head office is located at 218 NW 24th Street, 2nd Floor, Miami, Florida 33127.

Investors should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. We have not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this prospectus supplement and the accompanying base shelf prospectus or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus supplement is accurate as of any date other than the date on the face page of this prospectus supplement or the date of any documents incorporated by reference herein.

A.G.P.

TABLE OF CONTENTS FOR THE PROSPECTUS SUPPLEMENT

i

IMPORTANT NOTICE

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of the securities the Company is offering and also adds to and updates certain information contained in the base shelf prospectus and the documents incorporated by reference herein and therein. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the SV Shares offered hereunder. This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus solely for the purposes of the Offering of the Offered Shares. If the description of the SV Shares varies between this prospectus supplement and the accompanying base shelf prospectus, investors should rely on the information in this prospectus supplement. This prospectus supplement may add, update or change information contained in the accompanying base shelf prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this prospectus supplement is inconsistent with statements made in the accompanying base shelf prospectus or any documents incorporated by reference herein or therein filed prior to the date of this prospectus supplement, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying base shelf prospectus and such documents incorporated by reference herein or therein.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus. The Company and the Agent have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus supplement in any jurisdiction where the offer or sale is not permitted. The distribution of this prospectus supplement and the accompanying base shelf prospectus and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this prospectus supplement and the accompanying base shelf prospectus, as well as information filed with the SEC and with the securities regulatory authorities in each of the Provinces and Territories of Canada that is incorporated by reference herein and in the accompanying base shelf prospectus, is accurate only as of its respective date, regardless of the time of delivery of the base shelf prospectus, this prospectus supplement or any amendment thereto, or of any sale of the Company’s securities pursuant thereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

The Company is subject to the information requirements of the U.S. Exchange Act, and applicable Canadian securities legislation, and, in accordance therewith, the Company files reports and other information with the SEC and with the securities regulatory authorities in each of the provinces of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, the Company may generally prepare those reports and other information in accordance with the Canadian disclosure requirements. Those requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

This prospectus supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

In this prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” or “$” are to U.S. dollars and references to “C$” are to Canadian dollars. This prospectus supplement and the documents incorporated by reference contain translations of certain U.S. dollar amounts into Canadian dollars solely for your convenience. See “CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION”.

In this prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “DGX” or the “Company”, refer to Digi Power X Inc. together, where context requires, with its subsidiaries and affiliates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information contained in this prospectus supplement and the documents incorporated herein by reference constitute “forward-looking information” under Canadian securities laws and “forward-looking statements” under U.S. securities laws (collectively “forward-looking statements”). Such forward-looking statements include, but are not limited to, statements relating to:

●	the expectations concerning performance of the Company’s business and operations;

●	the intention to grow the Company’s business and operations;

●	the Company’s growth strategy and opportunities;

●	the treatment of the Company under government regulatory and taxation regimes;

●	the future price of cryptocurrencies, such as Bitcoin and the other types of digital assets which the Company and its subsidiaries may earn, hold and trade;

●	the Company’s intended use of net proceeds from the sale of its securities;

●	the number of securities the Company intends to issue;

●	the future pricing for services and solutions in the businesses of the Company and its subsidiaries;

●	the liquidity and market price of the SV Shares;

●	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;

●	litigation risks;

●	currency fluctuations;

●	risks related to debt securities;

●	risks related to the decrease of the market price of the SV Shares if the Company’s shareholders sell substantial amounts of SV Shares;

●	risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share;

●	the absence of a market through which the Company’s securities, other than SV Shares, may be sold;

●	changes to governmental laws and regulations;

●	effects of new or existing global pandemics;

●	effects of new or existing global economic trade issues;

●	risks around ensuring efficient use of space and energy to reduce costs; and

●	the plans for and progress of the Company’s planned data centers.

These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “future”, “continue” or similar expressions or the negatives thereof.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct. Such forward-looking statements included in this prospectus supplement should not be unduly relied upon. These statements speak only as of the date of this prospectus supplement.

The forward-looking statements are based on what the Company believes are reasonable assumptions, including the assumptions set out in the 2024 Annual Report (as defined below), management’s discussion and analysis and certain press releases of the Company, which are available under the Company’s SEDAR+ profile at www.sedarplus.ca and in the United States through the SEC’s EDGAR website at www.sec.gov/EDGAR.

Inherent in forward-looking statements are risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, that could cause outcomes and results to differ materially from those expressed in the forward-looking statements, including those described under the heading “RISK FACTORS” in this prospectus supplement and the other risk factors described in the documents incorporated by reference in this prospectus supplement.

Additional information on these and other factors is discussed under the heading “RISK FACTORS” in this prospectus supplement and in the documents incorporated by reference herein including in the 2024 MD&A (as defined herein) under the heading “Risks and Uncertainties” and in the 2024 Annual Report (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

The forward-looking statements contained in this prospectus supplement are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus as of the date hereof and only for the purposes of the SV Shares offered hereunder. Other documents are also incorporated, or deemed to be incorporated, by reference in the base shelf prospectus, and reference should be made to the base shelf prospectus for full particulars thereof.

Information has been incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of DGX at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4 Attn: Chief Financial Officer or by accessing the disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”), at www.sedarplus.ca, or in the United States at the SEC’s EDGAR website, which is accessible at www.sec.gov/EDGAR. The filings of the Company available on the Company’s website, SEDAR+ and EDGAR are not incorporated by reference in this prospectus supplement except as specifically set out herein.

As of the date hereof, the following documents, filed by the Company with securities commissions or similar authorities in each of the provinces and territories of Canada are specifically incorporated by reference in, and form an integral part of, this prospectus supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this prospectus supplement or the accompanying base shelf prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus supplement or the accompanying base shelf prospectus, as further described below:

●	the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed on March 31, 2025 (the “2024 Annual Report”);

●	the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023 (the “2024 Annual Financial Statements”);

●	the Company’s management’s discussion and analysis for the year ended December 31, 2024 (the “2024 MD&A”);

●	the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2025 and 2024;

●	the Company’s management’s discussion and analysis for the nine months ended September 30, 2025 (the “Interim MD&A”);

●	the information circular dated September 23, 2024 with respect to the annual general meeting of the Company’s shareholders (the “Shareholders”) held on October 28, 2024;

●	the material change report dated January 2, 2025 relating to the announcement of the Company’s unaudited comparative Bitcoin production results for the month ended December 31, 2024, combined with an operations update;

●	the material change report dated January 31, 2025 relating to the announcement of a private placement of the Company’s equity securities for gross proceeds of up to US$5.35 million, comprised of up to 2,026,516 SV Shares and up to 1,013,258 warrants to acquire SV Shares, at a combined purchase price of US$2.64;

●	the material change report dated February 3, 2025 relating to the Company’s monthly production update for January 2025;

●	the material change report dated February 7, 2025 relating to the announcement that the Company has closed its previously announced private placement of its equity securities;

●	the material change report dated February 11, 2025 relating to the announcement that the Company launched a wholly-owned subsidiary, US Data Centers, Inc., dedicated to the development of high-performance computing (“HPC”) and artificial intelligence (“AI”)-focused data centers;

●	the material change report dated March 3, 2025 relating to the Company’s monthly production update for February 2025;

●	the material change report dated March 4, 2025 relating to the announcement of the Company’s name change from “Digihost Technology Inc.” to “Digi Power X Inc.”;

●	the material change report dated March 5, 2025 relating to the announcement of the restatement of the Company’s audited financial statements for the years ended December 31, 2023 and 2022 and the management discussion and analysis thereon;

●	the material change report dated March 31, 2025 relating to the Company’s audited financial results for the year ended December 31, 2024;

●	the material change report dated April 1, 2025 relating to the Company’s monthly production update for March 2025;

●	the material change report dated May 1, 2025 relating to the Company’s monthly production update for April 2025;

●	the material change report dated May 15, 2025 relating to the announcement of the Company’s unaudited financial results for the three months ended March 31, 2025;

●	the material change report dated May 22, 2025 relating to the announcement of the collaboration with Super Micro Computer, Inc. for the initial deployment of customized B200 GPU infrastructure at the Company’s Alabama facility;

●	the material change report dated May 30, 2025 relating to the announcement of the Company entering into an at-the-market sales agreement with A.G.P./Alliance Global Partners;

●	the material change report dated June 2, 2025 relating to the Company’s monthly production update for May 2025;

●	the material change report dated June 6, 2025 relating to the announcement of the grant of stock options to certain officers, directors, management, key consultants and employees of the Company;

●	the material change report dated June 10, 2025 relating to a letter to shareholders of the Company from management;

●	the material change report dated July 1, 2025 relating to the Company’s monthly production update for June 2025;

●	the material change report dated July 3, 2025 relating to the announcement of the entering of a debt settlement agreement with NANO Nuclear Energy Inc.;

●	the material change report dated July 17, 2025 relating to the announcement of the execution of a definitive purchase order with Super Micro Computer, Inc.;

●	the material change report dated July 21, 2025 relating to the announcement of a US$15 million equity investment in the Company (the “Registered Direct Offering”);

●	the material change report dated July 23, 2025 relating to the announcement that the Company closed the Registered Direct Offering;

●	the material change report dated July 28, 2025 relating to the announcement that the Company filed a provisional utility patent application for its ARMS 200 (AI-Ready Modular Solution) platform;

●	the material change report dated August 4, 2025 relating to the Company’s monthly production update for July 2025;

●	the material change report dated August 14, 2025 relating to the announcement of the Company’s unaudited financial results for the three and six months ended June 30, 2025;

●	the material change report dated September 2, 2025 relating to the Company’s monthly production update for August 2025;

●	the material change report dated September 4, 2025 relating to the announcement that the Company was awarded Tier 3 certification for its flagship ARMS 200 platform;

●	the material change report dated September 16, 2025 relating to a letter to shareholders of the Company from management;

●	the material change report dated October 1, 2025 relating to the Company’s monthly production update for September 2025;

●	the material change report dated October 21, 2025 relating to the announcement of the Company’s strategic initiatives;

●	the material change report dated October 22, 2025 relating to the appointment of Ajay Gupta to the Company’s board of directors;

●	the material change report dated November 3, 2025 relating to the Company’s monthly production update for October 2025; and

●	the material change report dated November 13, 2025 relating to the announcement of the Company’s unaudited financial results for the three and nine months ended September 30, 2025.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectus filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this prospectus supplement and prior to the termination of this offering of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. To the extent that any document or information incorporated by reference into this prospectus supplement is included in a report that is filed with or furnished to the SEC pursuant to the U.S. Exchange Act, such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

In addition, if the Company disseminates a news release in respect of previously undisclosed information that, in the Company’s determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Company will identify such news release as a “designated news release” for the purposes of the prospectus in writing on the face page of the version of such news release that the Company files on SEDAR+ (any such news release, a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this prospectus supplement only for the purposes of the Offering. These documents will be available through the internet on SEDAR+, which can be accessed at www.sedarplus.ca, and on EDGAR, which can be accessed at www.sec.gov/EDGAR.

Any statement contained in this prospectus supplement, in the accompanying base shelf prospectus, or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying base shelf prospectus, to the extent that a statement contained herein, in any prospectus supplement hereto, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the prospectus.

References to the Company’s website in this prospectus supplement, in the accompanying base shelf prospectus or in any documents that are incorporated by reference into this prospectus supplement do not incorporate by reference the information on such website into this prospectus supplement, and we disclaim any such incorporation by reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing rates for the U.S. dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Nine months ended September 30, 2025	Nine months ended September 30, 2024	Year ended December 31, 2024	Year ended December 31, 2023
	(expressed in Canadian dollars)
High	1.4603	1.3858	1.4416	1.3875
Low	1.3558	1.3316	1.3316	1.3128
Average	1.3988	1.3604	1.3698	1.3497
Closing	1.3921	1.3499	1.4389	1.3226

On November 17, 2025, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.4035.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this prospectus supplement forms a part: (1) the documents listed under “DOCUMENTS INCORPORATED BY REFERENCE”; (2) powers of attorney from certain of the Company’s directors and officers; (3) the consent of Davidson & Company LLP; and (4) the Sales Agreement.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the U.S. Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be obtained on EDGAR at the SEC’s website: www.sec.gov/EDGAR.

The Company has filed with the SEC the Registration Statement with respect to certain securities of the Company, including the Offered Shares. This prospectus supplement and the accompanying base shelf prospectus, including the documents incorporated by reference herein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this prospectus supplement and the accompanying base shelf prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov/EDGAR.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. This description does not contain all of the information about us and our business that you should consider before investing in any securities. You should carefully read this entire prospectus supplement and the accompanying base shelf prospectus, including the section entitled “RISK FACTORS”, as well as the documents incorporated by reference herein and therein, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated in the Province of British Columbia on February 18, 2017 under the Business Corporations Act (British Columbia) under the name “Chortle Capital Corp.” The Company changed its name on September 18, 2017 to “HashChain Technology Inc.” Following the RTO with Digihost International Inc., which closed on February 14, 2020, the Company changed its name to Digihost Technology Inc. The Company changed its name on March 6, 2025 to “Digi Power X Inc”.

The Company’s head office is located at 218 NW 24th Street, 2nd Floor, Miami, Florida 33127 and the Company’s registered office is located at 595 Howe St, 10th Floor, Vancouver, BC, V6C 2T5.

The Company’s SV Shares are listed for trading on the TSXV under the trading symbol “DGX” and on Nasdaq under the trading symbol “DGXX”

Subsidiaries

The table below lists the principal material subsidiaries of the Company as of the date hereof.

Name	Jurisdiction	Assets Held
Digihost International, Inc.	State of Delaware, U.S.	Computer and electrical equipment
US Data Centers, Inc.	State of Delaware, U.S.	None – in development
World Generation X, LLC	State of Delaware, U.S.	Power plant and ancillary machinery needed for operation of plant

Summary Description of the Business

The primary business of the Company is the development and operation of digital infrastructure assets across North America, primarily focused on digital currency mining and also a supplier of energy through its 60MW natural gas fired power plant in North Tonawanda, New York. The power plant currently operates as a peaker plant, providing the grid with electrical power in times of peak demand. The Company operates a fleet of proprietary Bitcoin mining machines, as well as hosts Bitcoin mining clients, across its portfolio of three mining facilities, located in Buffalo and North Tonawanda in upper New York State as well as a facility in Columbiana, Alabama.

The Company receives digital currencies from “mining”. “Mining” is a process whereby “miners”, which are specialized computers with high amounts of computational processing power, compete to solve “blocks”, which are digital files where digital currency transactions are recorded on the blockchain. A miner that verifies and solves a new block is awarded newly-generated quantity of coins, an amount which is usually proportional to the miner’s contributed hashrate or work (plus a small transaction fee), as an incentive to invest their computer power, as mining is critical to the continuing functioning and security of the networks on which digital currencies operate on.

A “Mining Pool” is a service operated by a mining pool operator that pools the resources of individual miners to share their processing power over a network. The Company participates in a Mining Pool that pays Bitcoin rewards utilizing a “Full-Pay-Per-Share” payout of Bitcoin based on a contractual formula, which calculates payout primarily based on the hashrate provided by the Company to the Mining Pool as a percentage of total network hashrate of the Mining Pool, along with other inputs. The Company is entitled to consideration even if a block is not successfully placed by the Mining Pool operator. The Company transitioned its mining operations completely to Mining Pool participation in 2022, which it utilized for the years ended December 31, 2023 and 2024.

The Company has three mining facilities located in Buffalo, New York, North Tonawanda, New York and Columbiana, Alabama. The Company’s site in North Tonawanda is a 60 MW combined cycle plant with 1.2 EH of current operating hashrate. The Company’s site in Buffalo is an 18.7 MW utility powered site with an operating hashrate of 500 PH. The Company’s site in Alabama is a 22MW utility powered site with an operating hashrate of 500 PH. Through its subsidiary, the Company is developing its facility in Columbiana, Alabama into a 55-MW Tier 3 data center, which will be designed to support next generation AI and HPC workloads upon its completion. The Company’s facilities are strategically located in diverse geographic locations to minimize risk.

In describing the business of the Company in this prospectus supplement:

“Bitcoin” shall refer to a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process;

“Block Reward” shall refer to the new Bitcoins that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 3.125 Bitcoin per block;

“Blockchain” shall refer to a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or “blocks”, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete;

“Hash” shall refer to a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm;

“Hashrate” shall refer to a measure of mining power whereby the expected income from mining is directly proportional to a miners hashrate normalized by the total hashrate of the network;

“Hosting” means the commercial activity whereby a host company rents space, for a fee that is often based on a price per kWh, to host Bitcoin mining machines, to other companies;

“kW” shall refer to a kilowatt, which in the industry of cryptocurrency mining, is typically a reference to the number of kilowatts of electricity per hour that is available for use;

“Mining” shall refer to the process of using Miners to provide the service of verifying and validating cryptographic blockchain transactions and being rewarded with cryptocurrency in return for such service;

“MW” shall refer to a megawatt, which is 1,000 kilowatts of electricity and, in the industry of cryptocurrency mining, is typically a reference to the number of megawatts of electricity that is available for use; and

“Network Difficulty” is a measure of how difficult it is to solve the cryptographic Hash that is required to validate a block of transactions and earn a cryptocurrency reward from Mining.

Additional information regarding the business of the Company and its mining operations can be found in the 2024 Annual Report under the heading “ITEM 4. Information on the Corporation”, the 2024 MD&A and the Interim MD&A, all of which are incorporated by reference herein. The Company’s operating and maintenance expenses are comprised of electricity to power its computing equipment as well as cooling and lighting and other aspects of operating computer equipment. Other site expenses include leasing costs for the facilities, personnel salaries, internet access, equipment maintenance and software optimization, and facility security, maintenance and management.

Recent Developments

There have been no material developments in the business of the Company since the date of the Company’s unaudited condensed interim consolidated financial statements as at and for the three and nine months ended September 30, 2025, which have not been disclosed in this prospectus supplement, the accompanying base shelf prospectus or the documents incorporated by reference herein.

PROMOTERS

Michel Amar is considered a promoter of the Company (a “Promoter”) through his initiative in founding and organizing Digihost International, Inc., a subsidiary of the Company. The following table sets forth the Promoters of the Company:

Name	Class of Securities Owned	Quantity of Securities Owned		% of Class(1)
Michel Amar(2)	SV Shares	5,798,814	(3)	8.88%
	PV Shares	3,333	(4)	100%

Notes:

(1)	A total of 65,312,460 SV Shares are issued and outstanding as of November 18, 2025.

(2)	In addition to the SV Shares and PV Shares noted in the table above, Mr. Amar holds 808,333 RSUs (as defined below).

(3)	1,513,219 SV Shares are held by Michel Amar, 626,544 SV Shares are held by Bit Mining International LLC, 2,165,889 SV Shares are held by Bit Management, LLC and 1,493,162 SV Shares are held by NYAM, LLC. Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC are each controlled by Michel Amar, CEO of DGX. Mr. Amar is also the CEO of Bit.Management, LLC, BIT Mining International, LLC and NYAM, LLC.

(4)	3,333 PV Shares are held by NYAM, LLC. NYAM, LLC is controlled by Michel Amar.

No Promoter was, within the 10 years before the date of this prospectus supplement, a director, CEO, or CFO of a person or company that was subject to an order (as that term is defined in section 10.2(1.1) of Form 51-102F2 – Annual Information Form) while or after that Promoter was acting in that capacity.

RISK FACTORS

Before deciding to invest in the Offered Shares, prospective purchasers of the Offered Shares should carefully consider the risk factors and the other information contained in this prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference herein and therein. Investing in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of the Company’s securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus, including the Company’s 2024 Annual Report and the 2024 MD&A and annual and interim financial statements, and the related notes. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Discussions of certain risks affecting the Company in connection with the Company’s business are provided in our annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus supplement.

Risks Related to the Offering of Securities

Broad discretion in the use of proceeds from the Offering

The Company currently intends to allocate the net proceeds it will receive from the Offering, if any, as described under “USE OF PROCEEDS” in this prospectus supplement. However, the Company and its management will have broad discretion in the actual application of the net proceeds, as well as the timing of their expenditures, and there can be no assurance that such net proceeds will be allocated. The Company may elect to allocate a portion of the net proceeds differently from that described under the heading “USE OF PROCEEDS” if the Company believes it would be in the Company’s best interests to do so. The Company’s investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from the Offering. The failure by the Company’s management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business and cause the price of the SV Shares to decline. Pending their use, the Company may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

No certainty regarding the net proceeds to the Company of the Offering

There is no certainty that any Offered Shares will be sold in the Offering or that gross proceeds of US$200,000,000 will be raised in the Offering. The Agent has agreed to use its commercially reasonable efforts to sell, on the Company’s behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agent is not obligated to purchase any unsold Offered Shares as principal. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Investors likely to pay different prices in the Offering

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of SV Share sales made at prices lower than the prices they paid or for other reasons. Moreover, if the prevailing market price for the SV Shares declines, then the Company will be able to issue more Offered Shares under the Offering and investors may suffer greater dilution.

Dilution

The number of SV Shares that the Company is authorized to issue is unlimited. The Company may, in its sole discretion, as part of future offerings, issue additional SV Shares and/or securities convertible into or exercisable for SV Shares from time to time, subject to the rules of any applicable stock exchange on which the SV Shares are then listed and applicable securities law. The issuance of any additional SV Shares and/or securities convertible into or exercisable for SV Shares may have a dilutive effect on the interests of holders of the Company’s SV Shares. Further, if proceeds of the Offering are used to pay down existing indebtedness, the Offering may result in substantial dilution on a per SV Share basis to the Company’s net income and certain other financial measures used by the Company, which may result in the reduction of value and proportional voting power of each SV Share.

Return on investment is not guaranteed

There can be no assurance regarding the amount of income to be generated by the Company. The SV Shares are equity securities of the Company and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Company to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the SV Shares on any date in the future. The market value of the SV Shares may deteriorate if the Company is unable to generate sufficient positive returns, and that deterioration may be significant which could result in the loss of some or all of a purchaser’s investment in the SV Shares.

We will require additional capital funding, the receipt of which may impair the value of our SV Shares

Our future capital requirements depend on many factors. We will need to raise additional capital through public or private equity or debt offerings or through arrangements with strategic partners or other sources in order to continue our operations. There can be no assurance that additional capital will be available when needed or on terms satisfactory to us, if at all. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution and the new equity securities may have greater rights, preferences or privileges than our existing SV Shares.

Trading Price of SV Shares and Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects for such companies. There can be no assurance that continual fluctuations in price will not occur, and the trading price of the SV Shares may be subject to large fluctuations and may decline below the price at which an investor acquired its SV Shares. The trading price may increase or decrease in response to a number of events and factors, which may not be within the Company’s control nor be a reflection of the Company’s actual operating performance, underlying asset values or prospects. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

The actual number of shares we will issue under the Sales Agreement with the Agent, at any one time or in total, is uncertain.

Subject to certain limitations in the Sales Agreement with the Agent and compliance with applicable law, we have the discretion to deliver placement notices to the Agent at any time throughout the term of the Sales Agreement. The number of shares that are sold by the Agent after delivering a placement notice will fluctuate based on the market price of the SV Shares during the sales period and limits the Company sets with the Agent.

Market discount

The price of the SV Shares will fluctuate with market conditions and other factors. If a shareholder sells its SV Shares, the price received may be more or less than the original investment. The SV Shares may trade at a discount from their book value.

Risk of potential adverse U.S. federal income tax consequences to 10% or greater United States shareholders

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our SV Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “net CFC tested income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. We are not currently a controlled foreign corporation but cannot provide assurance that we will not become a controlled foreign corporation as a result of future changes in the composition of our shareholders. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our SV Shares.

Risks if tax authorities were to successfully challenge the transfer pricing of our cross-border intercompany transactions

We have cross-border transactions among the entities within our company group in relation to various aspects of our business. Canadian and U.S. transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm’s-length terms and conditions. We view the transactions entered into among the Company and our U.S. subsidiary to be priced on arm’s length terms and conditions and to be in accordance with the relevant transfer pricing regulations. If, however, a tax authority in any jurisdiction successfully challenges our position and asserts that the terms and conditions of such transactions are not on arm’s length terms and conditions, or that other income of our U.S. subsidiary should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows.

Passive foreign investment company status

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Once treated as a PFIC for any taxable year, we would generally continue to be treated as a PFIC for all subsequent taxable years for any U.S. shareholder who owned SV Shares when we were treated as a PFIC. If we were to be a PFIC, and a U.S. shareholder does not make a “mark-to-market” election, “excess distributions” to such U.S. shareholder, and any gain recognized by such U.S. shareholder on a disposition of our SV Shares, would be taxed in an unfavorable way. Among other consequences, our dividends, to the extent that they constituted excess distributions, would be taxed at the regular rates applicable to ordinary income, rather than the 20% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation, and certain “interest” charges may apply. In addition, gains on the sale of our SV Shares would be treated in the same way as excess distributions.

The tests for determining PFIC status are applied annually. We currently do not expect to be a PFIC for our current and future taxable years. However, because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time, we may become a PFIC in a future taxable year. If we do become a PFIC in the future, U.S. shareholders who hold SV Shares during any period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to exceptions for U.S. holders who made timely qualified electing fund (“QEF”) or mark-to-market elections or certain other elections. We do not currently intend to prepare or provide the information that would enable the holders of our SV Shares to make a QEF election.

Forward Looking Statements

Some statements contained in this prospectus supplement are not historical facts, but rather are forward looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in development activities, political risks, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

USE OF PROCEEDS

The Company may issue and sell SV Shares having aggregate sales proceeds of up to US$200,000,000 from time to time, before deducting sales agent commissions and expenses. The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. There can be no assurance that we will be able to sell any Offered Shares under, or fully utilize, the Sales Agreement with the Agent. The net proceeds of any given distribution of Offered Shares through the Agent in an “at-the-market distribution” or “at-the-market” offering will represent the gross proceeds after deducting the applicable compensation payable to the Agent under the Sales Agreement and the expenses of the distribution. The proceeds actually received by the Company will depend on the number of SV Shares actually sold and the offering price of such SV Shares. See “PLAN OF DISTRIBUTION”.

The net proceeds from the Offering, to the extent raised, are expected to be used by the Company primarily for general corporate purposes, including funding ongoing operations and/or working capital requirements, completing construction on the Company’s data center, repaying indebtedness outstanding from time to time, and completing potential acquisitions to expand mining capacity and build out its planned AI and HPC network.

Although the Company intends to apply the net proceeds to the objectives set forth above, there may be circumstances where, for business reasons, a reallocation of funds may be deemed prudent or necessary, and the ultimate use of proceeds from the Offering may vary materially from that set forth above. For example, the operations of the Company may continue to be adversely impacted by international supply chain disruptions, which have already reduced the availability of and affected the timing of delivery of mining equipment. Further, when mining equipment does become available, the Company anticipates that it may be subject to increased equipment costs and increased shipping costs. Accordingly, those and other factors may result in management of the Company exercising discretion in applying the net proceeds from the sale of Offered Shares. See “RISK FACTORS”.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s consolidated capitalization since the date of the 2024 Annual Financial Statements which have not been disclosed in this prospectus supplement, the accompanying base shelf prospectus, or the documents incorporated by reference. As a result of the Offering, the shareholder’s equity of the Company will increase by the amount of the gross proceeds, less expenses, of the Offering, and the number of SV Shares issued and outstanding at the time of the Offering will increase by the number of Offered Shares issued under the Offering.

PRIOR SALES

SV Shares

The following table sets out details of an aggregate of 32,480,860 SV Shares issued by the Company during the 12 months immediately preceding the date of this prospectus supplement.

Date of Issuance	Price per SV Share (USD)		Number of SV Shares
January 16, 2025(1)	C$	2.67	437,336
February 7, 2025		$2.64	2,503,601
February 20, 2025(1)	C$	3.26	355,333
May 29, 2025(1)	C$	1.97	57,600
June 4, 2025(4)		$1.5234	18,200
June 9, 2025(4)		$1.6928	158,143
June 10, 2025(4)		$1.9423	272,176
June 11, 2025(4)		$2.3058	62,100
June 12, 2025(4)		$2.5506	19,400
June 13, 2025(3)	US$	2.00	100,000
June 16, 2025(3)	US$	2.00	300,000
June 16, 2025(4)		$2.708	100,000
June 18, 2025(3)	US$	2.00	200,000
June 18, 2025(4)		$3.0643	19,400
June 18, 2025(2)	US$	1.25	100,000
June 23, 2025(3)	US$	2.00	150,000
June 24, 2025(3)	US$	2.00	150,000
June 24, 2025(4)		$2.6425	21,000
June 26, 2025(3)	US$	2.00	300,000
June 26, 2025(4)		$2.6216	84,600
June 27, 2025(3)	US$	2.00	450,000
June 27, 2025(4)		$2.7278	7,300
June 30, 2025(3)	US$	2.00	550,000
June 30, 2025(4)		$2.8188	43,972
July 3, 2025(3)	US$	2.00	400,000
July 3, 2025(4)		$3.1317	81,130
July 7, 2025(3)	US$	2.00	513,636
July 7, 2025(2)		$2.00	25,000
July 17, 2025(4)		$3.7698	165,000
July 18, 2025(4)		$3.6521	33,700
July 21, 2025(2)	C$	2.09	11,613
July 23, 2025		$3.12	4,005,804
August 25, 2025(2)	C$	3.33	2,567
September 24, 2025(4)		$2.4726	20,000
September 25, 2025(4)		$2.5295	10,300
October 2, 2025(4)		$2.6526	164,997
October 3, 2025(4)		$2.7321	122,700
October 6, 2025(5)		$3.12	801,889
October 6, 2025(4)		$2.6919	1,844,179
October 10, 2025(4)		$2.64	1,000,000
October 10, 2025(1)	C$	4.23	3,333
October 13, 2025(4)		$3.05	1,000,000
October14, 2025(4)		$3.00	1,000,000
October 15, 2025(4)		$3.30	1,000,000
October 16, 2025(4)		$3.30	1,000,000
October 17, 2025(4)		$3.45	2,000,000
October 20, 2025(4)		$3.975	2,000,000
October 21, 2025(4)		$4.20	1,000,000
October 22, 2025(4)		$3.95	1,000,000
October 22, 2025(2)	C$	3.75	10,095
October 22, 2025(2)	C$	4.20	2,769
October 24, 2025(2)	C$	2.09	25,000
October 24, 2025(4)		$4.31	2,000,000
October 27, 2025(4)		$5.25	1,000,000
October 27, 2025(2)		$1.50	37,500
October 29, 2025(4)		$4.75	300,000
October 30, 2025(4)		$5.25	1,500,000
October 30, 2025(3)		$3.66	18,940
October 31, 2025(3)		$3.66	180,000
November 3, 2025(4)		$6.2587	1,030,153
November 3, 2025(2)	C$	3.75	12,729
November 4, 2025(2)	C$	3.75	28,909
November 5, 2025(3)		$3.66	180,000
November 5, 2025(3)		$3.66	75,758
November 5, 2025(3)		$2.09	38,245
November 6, 2025(3)		$3.66	66,288
November 13, 2025	C$	3.10	109,677
November 13, 2025(3)		$3.66	198,788

Note:

(1)	SV Shares issued pursuant to the vesting of RSUs (as defined below).

(2)	SV Shares issued pursuant to the exercise of options.

(3)	SV Shares issued pursuant to the exercise of warrants.

(4)	SV Shares issued pursuant to the Company’s at-the-market facility.

(5)	SV Shares issued pursuant to the exercise of pre-funded warrants.

Pursuant to the Sales Agreement and the May Supplement, the Company previously distributed an aggregate of 20,078,450 SV Shares over the facilities of Nasdaq, for aggregate gross proceeds to the Company of $76,486,562. The SV Shares were sold at prevailing market prices, for an average price per SV Share of $3.81.

Options

The following table summarizes details of the stock options to purchase an aggregate of 1,507,500 SV Shares issued by the Company during the 12-months immediately preceding the date of this prospectus supplement:

Date of Issuance	Exercise Price per Option		Number of Options
February 28, 2025	US$	1.50	37,500
February 28, 2025		$2.00	25,000
March 5, 2025	US$	1.25	300,000
June 6, 2025		$2.09	1,145,000

RSUs

The following table summarizes details of the 1,309,000 restricted share units of the Company (“RSUs”) issued by the Company during the 12-months immediately preceding the date of this prospectus supplement:

Date of Issuance	Price per RSU	Number of RSUs
December 1, 2024	N/A	1,264,000
January 16, 2025	N/A	10,000
February 27, 2025	N/A	10,000
February 28, 2025	N/A	25,000

Warrants

The following table summarizes details of the warrants to purchase an aggregate of 1,251,805 SV Shares issued by the Company during the 12-months immediately preceding the date of this prospectus supplement:

Date of Issuance	Exercise Price per Warrant	Number of Warrants
February 7, 2025	$3.66	1,251,805

TRADING PRICE AND VOLUME

The SV Shares are listed and posted for trading on Nasdaq under the symbol “DGXX” and on the TSXV under the symbol “DGX”.

The following table sets out the price range and trading volume of the SV Shares, as reported by the TSXV, for each month since the beginning of the 12-month period immediately preceding the date of this prospectus supplement:

	Price Range
Month	High (C$)	Low (C$)	Volume
November 1, 2025 – November 17, 2025	9.47	4.49	743,800
October, 2025	8.54	3.15	1,992,000
September, 2025	3.91	3.00	436,500
August, 2025	4.38	2.92	355,100
July, 2025	5.73	3.33	1,022,400
June, 2025	4.18	1.65	954,500
May, 2025	2.41	1.68	601,600
April, 2025	2.27	1.19	517,000
March, 2025	2.34	1.50	264,900
February, 2025	5.17	1.91	638,400
January, 2025	5.42	2.02	1,112,100
December, 2024	3.15	2.14	679,000
November, 2024	3.05	1.84	663,800

The following table sets out the price range and trading volume of the SV Shares, as reported by Nasdaq, for each month since the beginning of the 12-month period immediately preceding the date of this prospectus supplement:

	Price Range
Month	High ($)	Low ($)	Volume
November 1, 2025 – November 17, 2025	6.78	3.11	71,206,000
October, 2025	6.13	2.26	143,658,100
September, 2025	2.86	2.14	20,449,300
August, 2025	3.20	2.08	17,141,800
July, 2025	4.25	2.42	59,251,600
June, 2025	3.12	1.18	34,483,400
May, 2025	1.72	1.16	35,611,900
April, 2025	2.27	1.19	517,000
March, 2025	2.34	1.50	264,900
February, 2025	5.17	1.91	638,400
January, 2025	5.42	2.02	1,112,100
December, 2024	3.15	2.14	679,000
November, 2024	3.05	1.84	663,800

DESCRIPTION OF SUBORDINATE VOTING SHARES

The authorized capital of the Company consists of an unlimited number of SV Shares without par value and an unlimited number of proportionate voting shares (“PV Shares”) without par value. As of the date hereof, there are 36,365,470 SV Shares and 3,333 PV Shares issued and outstanding. PV Shares are not available for distribution to the public. PV Shares may be converted into SV Shares at a ratio of 200 SV Shares for every 1 PV Share. For a summary of certain material attributes and characteristics of the SV Shares and PV Shares, see “DESCRIPTION OF SHARE CAPITAL – SV Shares” and “DESCRIPTION OF SHARE CAPITAL – PV Shares” in the base shelf prospectus.

Each holder of SV Shares is entitled to receive notice of and to attend all meeting of shareholders of the Company. Holders of SV Shares are entitled to one (1) vote per SV Share on all matters subject to shareholder vote, voting together as a single class with holders of PV Shares, except as otherwise prohibited by law. In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of SV shares will be entitled to participate ratably along with all other holders of SV Shares and PV Shares (on an as-converted to SV Share basis). The holders of the SV Shares shall have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu as to dividends and any declaration or payment of any dividend on the SV Shares. Except as otherwise provided in this prospectus, the SV Shares and PV Shares are equal in all respects and shall be treated as shares of a single class for all purposes under the BCBCA.

PLAN OF DISTRIBUTION

At-The-Market Distribution

The Company has entered into the Sales Agreement with the Agent pursuant to which the Company may offer and sell the Offered Shares having an aggregate sales price of up to US$200,000,000 from time to time through the Agent. The Company previously distributed 20,078,450 SV Shares, pursuant to the Sales Agreement and the May Supplement, for gross proceeds of approximately US$76,486,562. Accordingly, under this prospectus supplement, together with the base shelf prospectus, and in accordance with the terms of the Sales Agreement, the Company may distribute up to US$123,513,438 of SV Shares from and after the date hereof. The Agent is not required to sell any specific number or dollar amount of SV Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. Sales of Offered Shares, if any, will be made by any method that is deemed to be an “at-the-market distribution” or an “at-the-market offering” under applicable securities laws, including, without limitation, sales made directly on Nasdaq or other existing trading markets for the SV Shares in the United States. If the Company and the Agent agree on any method of distribution other than sales of SV Shares on or through the Nasdaq or another existing trading market in the United States at market prices, we will file a further prospectus supplement providing all information about such offering as required by Rule 424(b) under the U.S. Securities Act. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on Nasdaq or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Agent. No Offered Shares will be offered or sold in Canada, on the TSXV or on any other trading market in Canada. Neither the Company nor the Agent will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada, undertake an offer or sale of any of the Offered Shares to a person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares in Canada on the TSXV or on other trading markets in Canada or to any persons in Canada or acting on behalf of persons in Canada. Under the Offering, prices may vary as between purchasers and during the period of distribution. The Agent will not engage in any transactions that stabilize the price of the SV Shares.

The Company will designate the maximum number or amount of Offered Shares to be sold through the Agent on a daily basis or otherwise as the Company and the Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use reasonable efforts to sell on the Company’s behalf the maximum number or amount of Offered Shares so designated. The Company may instruct the Agent not to sell any Offered Shares if the sales cannot be effected at or above the minimum price designated by the Company in any such instruction. The Company or the Agent, may suspend the offering of the Offered Shares at any time and from time to time by notifying the other parties.

The Company has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares in its sole discretion by giving written notice to the Agent as specified in the Sales Agreement, and the Agent has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares by giving written notice as specified in the Sales Agreement.

The Agent has agreed in the Sales Agreement to provide to the Company written confirmation following the close of trading on Nasdaq on each day in which Offered Shares are sold under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the gross sales proceeds and the net proceeds to the Company. The Company will report at least quarterly the number of Offered Shares sold through the Agent under the Sales Agreement, the net proceeds to the Company and the Broker Fee payable to the Agent in connection with the sales of the Offered Shares.

The Company will pay the Agent a Broker Fee of up to 3.0% of the gross sales price per Offered Share sold through the Agent as the Company’s agent under the Sales Agreement. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, Broker Fees and proceeds to the Company, if any, are not determinable at this time. The Company has agreed to reimburse the Agent for certain of its reasonable and documented out-of-pocket costs and expenses (including but not limited to the reasonable fees and documented out-of-pocket costs and expenses of counsel to the Agent) in an amount not to exceed US$60,000. Additionally, pursuant to the terms of the Sales Agreement, the Company agreed to reimburse the Agent up to an additional US$2,500 per calendar quarter hereafter (and on an annual basis in an amount not to exceed US$10,000) and up to an additional US$10,000 for each additional program “refresh” (filing of a new registration statement, prospectus, or prospectus supplement relating to the Offered Shares and/or an amendment of the Sales Agreement). All expenses relating to the Offering and any compensation paid to the Agent will be paid out of the proceeds from the sale of Offered Shares, unless otherwise stated in the applicable prospectus supplement.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the first trading day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agent may agree upon.

The Agent is not registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

The offering of Offered Shares pursuant to the Sales Agreement will terminate upon the earliest of (i) May 21, 2028, which is three years following the effective date of the Company’s registration statement on Form F-10 of which this prospectus supplement forms a part; and (ii) the termination of the Sales Agreement as provided therein.

In connection with the sale of the Offered Shares on the Company’s behalf, the Agent may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to the Agent may be deemed to be underwriting commissions or discounts. The Agent will not engage in any market making activities involving the Company’s SV Shares while the Offering is ongoing under this prospectus supplement if such activity would be prohibited under Regulation M or other anti-manipulation rules under the U.S. Securities Act.

The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act and U.S. Exchange Act, and to contribute to payments that the Agent may be required to make in respect of such liabilities. The Agent will not engage in any transactions to stabilize the price of the SV Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, SV Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the SV Shares.

The Agent and/or its affiliates have in the past engaged, and may in the future, engage in transactions with, and may perform, from time to time, investment banking and advisory services for the Company in the ordinary course of their business and for which it would receive customary fees and expenses. In addition, in the ordinary course of its business activities, the Agent and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers. Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates.

The Offered Shares will be listed for trading on the Nasdaq under the trading symbol “DGXX”. The Company has applied to list the Offered Shares on the TSXV. Listing is subject to the approval of the TSXV in accordance with its applicable listing requirements.

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”), generally applicable to a holder who acquires, as beneficial owner, SV Shares pursuant to the Offering, and who, for the purposes of the Tax Act and at all relevant times, holds SV Shares as capital property and deals at arm’s length and is not affiliated with the Company, the Agent and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders. Generally, SV Shares will be considered to be capital property to a Holder, provided the Holder does not hold SV Shares in the course of carrying on a business of trading or dealing in securities and has not acquired the SV Shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a holder (i) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) of an interest which is a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to determine its Canadian tax results in a “functional currency” other than the Canadian dollar, (v) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” with respect to the SV Shares, or (vi) that receives dividends on SV Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in SV Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is), or becomes, controlled by a non-resident person or a group of non-resident persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts) for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring SV Shares.

This summary is based upon the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies and assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the SV Shares must be converted into Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada on the day the amount first arose, or such other rate of exchange as is acceptable to the CRA. As a result, the amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian dollar/United States dollar exchange rate.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, “Resident Holders”) and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not be considered to hold their SV Shares as capital property may, in certain circumstances, be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have them and any other “Canadian security” (as defined in the Tax Act) be treated as capital property for the taxation year of the election and in all subsequent taxation years. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the SV Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any particular dividend as an “eligible dividend”.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income for that taxation year, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the SV Shares in a year to the extent such dividends are deductible in computing its taxable income for the year.

Disposition of SV Shares

A Resident Holder who disposes, or is deemed to dispose, of a SV Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such SV Shares, as the case may be, immediately before the disposition or deemed disposition. The adjusted cost base to a Resident Holder of a SV Share will be determined by averaging the cost of that SV Share with the adjusted cost base (determined immediately before the acquisition of the SV Share) of all other SV Shares held as capital property at that time by the Resident Holder. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of an SV Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns SV Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including amounts in respect of net taxable capital gains and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are neither resident nor deemed to be resident in Canada, and (ii) do not use or hold SV Shares in the course of business carried on or deemed to be carried on in Canada. Holders who meet all of the foregoing requirements are referred to herein as “Non-Resident Holders”, and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to full benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of SV Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a SV Share unless such SV Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the SV Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSXV and Nasdaq) at the time of disposition, the SV Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the SV Shares s was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the SV Shares may be deemed to be taxable Canadian property. Non-Resident Holders should consult their own tax advisors as to whether their SV Shares Constitute the taxable Canadian property in their particular circumstances.

Even if the SV Shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such SV Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of a SV Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS – Taxation of Resident Holders – Capital Gains and Capital Losses” will generally be applicable to such disposition. Non-Resident Holders who may hold SV Shares as taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of SV Shares by U.S. Holders (as defined herein). This discussion applies to U.S. Holders that purchase SV Shares pursuant to this Offering and hold such SV Shares as capital assets (generally, assets held for investment purposes). This discussion is based on the Internal Revenue of Code of 1986 as amended (the “IRC”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker- dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold SV Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative. We have not requested, and will not request, a ruling from the Internal Revenue Service (the “IRS”) or an opinion of legal counsel with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of SV Shares that is, (1) an individual who is a citizen or resident alien of the United States for U.S. federal income tax purposes, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If a partnership or pass-through entity for U.S. federal income tax purposes is the beneficial owner of SV Shares, the U.S. federal income tax consequences relating to an investment in the SV Shares will depend in part upon the status and activities of such entity and the particular partner. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires SV Shares is urged to consult its own tax advisors regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of SV Shares.

Persons considering an investment in SV Shares are urged to consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of SV Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. In general, a corporation organized outside the United States will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation or partnership in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We currently do not expect to be a PFIC for our current and future taxable years. However, because our PFIC status for any taxable year can be determined only after the end of the year and will depend on the composition of our income and assets and the value of our assets from time to time, there can be no assurance that we will not be a PFIC for any future taxable year. If we were a PFIC in any taxable year during which a U.S. Holder owns SV Shares, such U.S. Holder would be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the SV Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the SV Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for SV Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC would be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, would be added to the tax.

If we were a PFIC for any year during which a U.S. Holder holds SV Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the SV Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the SV Shares. If the election is made, the U.S. Holder would be deemed to sell the SV Shares it holds at their fair market value on the last day of the last taxable year in which we were treated as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s SV Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC. If we were to be a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution rules if such U.S. Holder makes a valid “mark-to-market” election for our SV Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our SV Shares will be marketable stock (as is currently the case) if they are listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of SV Shares held at the end of such taxable year over the adjusted tax basis of such SV Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such SV Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in SV Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of SV Shares in any taxable year in which we were a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election would not apply to SV Shares for any taxable year during which we were not a PFIC, but would remain in effect with respect to any subsequent taxable year in which we became a PFIC. Such election would not apply to any non-U.S. subsidiaries. We currently do not have any non-U.S. subsidiaries.

The tax consequences that would apply if we were to be a PFIC would also be different from those described above if a U.S. Holder were able to make a valid QEF election. At this time we do not intend to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, and therefore prospective investors should assume that a QEF election would not be available if we were to be a PFIC.

As discussed below under “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS - Distributions,” notwithstanding any election made with respect to the SV Shares, if we were to be a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the SV Shares would not qualify for reduced income tax rates.

If we were to be a PFIC for any taxable year during which a U.S. Holder owned any SV Shares, the U.S. Holder would generally be required to file annual reports with the IRS.U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules and elections to their ownership of SV Shares.

Distributions

Subject to the discussion above under “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS - Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to SV Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in their gross income as a dividend when actually or constructively received to the extent paid out of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s SV Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s SV Shares, the remainder will be taxed as capital gain recognized on a sale, exchange or other taxable disposition of their SV Shares (as discussed below). Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on SV Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on SV Shares that are readily tradable on an established securities market in the United States. We believe that, subject to the discussion above under “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS - Passive Foreign Investment Company Consequences”, dividends paid on SV Shares may be treated as “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that such U.S. Holders satisfy certain conditions, including conditions relating to holding period and the absence of certain risk reduction transactions. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

Sale, Exchange or Other Disposition of SV Shares

Subject to the discussion above under “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS - Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of SV Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the SV Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the SV Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of SV Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Net Investment Income

U.S. Holders that are individuals, estates or trusts are generally required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of SV Shares, as well as any foreign currency gain, may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the application of this additional tax.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of SV Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of SV Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding, or fails to provide a correct taxpayer identification number or make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our SV Shares. U.S. Holders should also be aware that if we were to be a PFIC, they will generally be required to file IRS Form 8261 during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the SV Shares and their particular situations.

EACH PROSPECTIVE U.S. INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISORS ABOUT THE U.S. TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR SV SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Peterson McVicar LLP, with respect to Canadian legal matters and Katten Muchin Rosenman LLP, with respect to United States legal matters. Certain legal matters in connection with the Offering will be passed upon for A.G.P./Alliance Global Partners by Sullivan & Worcester LLP, with respect to United States legal matters.

As of the date hereof, Peterson McVicar LLP, and its partners and associates, and Katten Muchin Rosenman LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Davidson & Company LLP, at its offices located at 1200 – 609 Granville Street, Pacific Centre Vancouver, BC V7Y 1G6.

The former auditor of the Company is Raymond Chabot Grant Thornton LLP, at its offices located at Suite 200, National Bank Tower, 600 De La Gauchetiere Street West, Montreal, Quebec H3B 4L8.

The transfer agent and registrar of the Company is Marrelli Trust Company in Toronto, Ontario at 82 Richmond St. East, Toronto, ON M5C 1P1.

AGENT FOR SERVICE OF PROCESS

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Certain directors and officers of the Company reside outside of Canada. Michel Amar, Alec Amar, Adam Rossman Gerard Rotonda, Dennis Elsenbeck, Ajay Gupta and Paul Ciullo have appointed the following agent for service of process:

Name of Person	Name and Address of Agent
Michel Amar	Digi Power X Inc. 595 Howe St., 10th Floor Vancouver, BC V6C 2T5
Alec Amar
Adam Rossman
Gerard Rotonda
Dennis Elsenbeck
Ajay Gupta
Paul Ciullo

The Company has filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., with an address at 122 E. 42nd Street, 18th Floor, New York, NY 10168 USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of Offered Shares under the prospectus.

EXEMPTIONS UNDER SECURITIES LAWS

Pursuant to a decision of the Autorité des Marchés Financiers, the securities regulatory authority in the Province of Québec, dated April 8, 2025, the Company was granted relief from the requirement that the base shelf prospectus and all documents incorporated by reference herein, as well as any prospectus supplement that relates to any future “at-the- market” distribution, must be in both the French and English languages. The Company is not required to file French versions of the base shelf prospectus, the documents incorporated by reference therein or any prospectus supplement relating to an “at-the-market” distribution. This exemption was granted on the condition that the base shelf prospectus, together with any prospectus supplement, and any documents incorporated by reference in the prospectus or any prospectus supplement, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

The following is a description of a purchaser’s statutory rights in connection with any purchase of SV Shares pursuant to the Offering, which supersedes and replaces the statement of purchasers’ rights included in the accompanying base shelf prospectus.

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the base shelf prospectus, prospectus supplement relating to securities purchased by a purchaser and any amendment are not sent or delivered to the purchaser, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. However, purchasers of SV Shares distributed under an at-the-market distribution by the Company do not have the right to withdraw from an agreement to purchase the SV Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the base shelf prospectus, prospectus supplement, and any amendment relating to SV Shares purchased by such purchaser because the base shelf prospectus, prospectus supplement, and any amendment relating to the SV Shares purchased by such purchaser will not be delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the base shelf prospectus, prospectus supplement, and any amendment thereto relating to securities purchased by a purchaser contains a misrepresentation, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of SV Shares distributed under an at-the-market distribution by the Company may have against the Company or the Agent for rescission or, in some jurisdictions, revisions of the price, or damages if the base shelf prospectus, prospectus supplement, and any amendment thereto relating to the SV Shares purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

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